OPERATING AGREEMENT
(CORRECTED AND RESTATED)

THIS OPERATING AGREEMENT (this "**Agreement**") of **ETF GLOBAL, LLC**, a Washington limited liability company (the "**Company**"), is entered into as of January 25, 2019 by and among the Company, the members of the Company executing this Agreement as of the date hereof and each other person who after the date hereof becomes a member of the Company and a party to this Agreement by executing a Joinder Agreement (together, "**Members**").

RECITALS

WHEREAS, the Company was formed under the laws of the State of Washington by the filing of a Certificate of Formation with the Secretary of State of the State of Washington on January 25, 2019 (the "**Certificate of Formation**");

WHEREAS, the Members previously signed an Operating Agreement for the Company dated January 25, 2019 (the "**Original Agreement**"), however, the Original Agreement included certain incorrect language, or omitted certain desired language, that the parties did not intent to include or omit (as applicable) and the Members now wish to correct, amend and restate the Original Agreement in all respects hereby, to be effective as of the same date hereof; and

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
ORGANIZATION

Section 1.01 Formation.

(a) The Company was formed on January 25, 2019 pursuant to the provisions of Washington Limited Liability Act (as the same now exists or may hereafter be amended, substituted or replaced, the "**Washington Act**"), upon the filing of the Certificate of Formation with the Secretary of State of the State of Washington.

(b) The rights, powers, duties, obligations and liabilities of the Members shall be determined pursuant to the Washington Act and this Agreement. To the extent that the rights, powers, duties, obligations and liabilities of any Member are different by reason of any provision of this Agreement than they would be under the Washington Act in the absence of such provision, this Agreement shall, to the extent permitted by the Washington Act, control.

(c) This Agreement corrects, amends, restates and supersedes the Original Agreement in its entirety in all respects as of the date hereof. In the event of a conflict between the Original Agreement and this Agreement, the terms of this Agreement will prevail.

Section 1.02 Name. The name of the Company is "ETF Global, LLC" or such other name or names as the Members may from time to time designate.

Section 1.03 Registered Office; Registered Agent. The registered office of the Company shall be the office of the initial registered agent named in the Certificate of Formation or such other office (which need not be a place of business of the Company) as the Members may designate from time to time in the manner provided by the Washington Act. The registered agent for service of process on the Company in the State of Washington shall be the initial registered agent named in the Certificate of Formation or such other person or persons as the Members may designate from time to time in the manner provided by the Washington Act.

Section 1.04 Purpose; Powers. The purpose of the Company is to engage in any lawful act or activity for which limited liability companies may be formed under the Washington Act and to engage in any and all activities necessary or incidental thereto. The Company shall have all the powers necessary or convenient to carry out the purposes for which it is formed, including the powers granted by the Washington Act.

Section 1.05 Term. The term of the Company commenced on the date the Certificate of Formation was filed with the Secretary of State of the State of Washington and shall continue in existence perpetually until the Company is dissolved in accordance with of this Agreement.

ARTICLE II
MEMBERSHIP UNITS

Section 2.01 Membership Units Generally. Ownership interests in the Company will be represented by membership units, which may be divided into one or more types, classes or series, and which will have the privileges, preference, duties, liabilities, obligations and rights set forth in this Agreement. As of the Effective Date, the Company and the Members hereby authorize the issuance of one class of common membership units (the "**Membership Units**"), which will have the rights and privileges described in this Agreement. The proportion, expressed as a percentage, which the issued and outstanding Membership Units of a Member bears to all issued and outstanding Membership Interests of all Members is referred to in this Agreement as such Member's "**Percentage Interest**". The Company shall maintain a schedule of all reserved and/or issued Membership Units and the Percentage Interest of each Member to whom Membership Units have been issued (the "**Members Schedule**") and shall update the Members Schedule upon the issuance, reservation or Transfer of any Membership Units. A copy of the Members Schedule as of the execution of this Agreement is attached hereto as **Schedule A**. From time to time as Membership Units are purchased, reserved, redeemed, sold, or otherwise disposed of, **Schedule A** shall be revised to conform to the proper ownership of Membership Units, by type and amount, by the Members. Changes to **Schedule A** contemplated by this Section shall constitute a ministerial act of the Company and shall not be construed as an amendment to this Agreement.

Section 2.02 Certification of Membership Units. In the event that the Company shall issue certificates representing issued and outstanding Membership Units, then such certificate will bear all legends designated by the Company, in addition to any other legend required by any applicable provisions of any (a) statutes (including the Washington Act), laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations or orders of any federal, state or local government, political subdivision, agency, or any self-regulated

organization or other non-governmental regulatory authority or quasi-governmental authority, arbitrator, court or tribunal of competent jurisdiction (each a "**Governmental Authority**"); (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority (together, "**Applicable Law**").

ARTICLE III
MEMBERS

Section 3.01 Admission of New Members. Subject to compliance with the provisions of **Section 3.01**, new Members may be admitted from time to time (i) in connection with an issuance of Membership Units by the Company, (ii) in connection with the exercise of warrants, options or other rights to acquire Membership Units of the Company, and (iii) in connection with a transfer of Membership Units, subject to compliance with the provisions of **Article VIII**. For any person not already a Member of the Company to be admitted as a Member, such person shall have executed and delivered to the Company a written undertaking substantially in the form of the Joinder Agreement attached hereto as **Exhibit A** (a "**Joinder Agreement**"). Upon such time as the Joinder Agreement is fully executed by such new Member and the Company, such person shall be admitted as a Member and deemed listed as such on the books and records of the Company. The Capital Accounts of the Members will be adjusted as necessary in accordance with **Article IV**.

Section 3.02 Representations and Warranties of Members. By execution and delivery of this Agreement or a Joinder Agreement, as applicable, each of the Members, whether admitted as of the date hereof or pursuant to **Section 3.01**, represents and warrants to the Company and acknowledges that:

(a) The Membership Units have not been registered under the Securities Act of 1933 and the rules and regulations thereunder (as the same now exists or may hereafter be amended, substituted or replaced, the "**Securities Act**") or the securities laws of any other jurisdiction, are issued in reliance upon federal and state exemptions for transactions not involving a public offering and cannot be disposed of unless (i) they are subsequently registered or exempted from registration under the Securities Act and (ii) the provisions of this Agreement have been complied with;

(b) Such Member is an "accredited investor" within the meaning of Rule 501 promulgated under the Securities Act, as amended by Section 413(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and agrees that it will not take any action that could have an adverse effect on the availability of the exemption from registration provided by Rule 501 under the Securities Act with respect to the offer and sale of the Membership Units;

(c) Such Member's Membership Units are being acquired for its own account solely for investment and not with a view to resale or distribution thereof;

(d) The execution, delivery and performance of this Agreement have been duly authorized by all Members and do not require such Member to obtain any consent or approval that has not been obtained and do not contravene or result in a default in any material respect under any provision of any law or regulation applicable to such Member or other governing documents or any agreement or instrument to which such Member is bound;

(e) This Agreement is valid, binding and enforceable against such Member in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, and other similar laws of general applicability relating to or affecting creditors' rights or general equity principles (regardless of whether considered at law or in equity); and

(f) Neither the issuance of any Membership Units to any Member nor any provision contained herein will entitle the Member to remain in the employment of the Company or the subsidiaries of the Company ("**Company Subsidiaries**") or affiliates or affect the right of the Company or any of the Company Subsidiaries or affiliates to terminate the Member's employment at any time for any reason, other than as otherwise provided in such Member's employment agreement or other similar agreement with the Company or Company Subsidiary, if applicable.

Section 3.03 No Personal Liability. Except as otherwise provided by Applicable Law or expressly in this Agreement, no Member will be obligated personally for any debt, obligation or liability of the Company, any Company Subsidiaries or other Members, whether arising in contract, tort or otherwise, solely by reason of being a Member.

Section 3.04 No Withdrawal. So long as a Member continues to hold any Membership Units, such Member shall not have the ability to withdraw or resign as a Member prior to the dissolution and winding up of the Company and any such withdrawal or resignation or attempted withdrawal or resignation shall be null and void. As soon as any person who is a Member ceases to hold any Membership Units, such person shall no longer be a Member.

Section 3.05 Death. The death of any Member shall not cause the dissolution of the Company. In such event the Company and its business shall be continued by the remaining Member or Members and the Membership Units owned by the deceased Member shall automatically be transferred to such Member's heirs; *provided*, that within a reasonable time after such transfer, the applicable heirs shall sign a written undertaking substantially in the form of the Joinder Agreement.

Section 3.06 Voting. Except as otherwise required by Applicable Law: (i) each Member shall be entitled to one vote for each issued and outstanding Membership Unit on all matters upon which the Members have the right to vote under this Agreement; and (ii) the affirmative vote of Members holding at least majority of the issued and outstanding Membership Units outstanding shall be deemed an act of the Members on all matters requiring the action, approval or consent of the Members under this Agreement.

Section 3.07 Meetings.

(a) **Calling the Meeting.** Meetings of the Members may be called a Member or group of Members holding more than 50% of the issued and outstanding Membership Units.

(b) **Notice.** Written notice stating the place, date and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered not fewer than ten (10) days and not more than thirty (30) days before the date of the meeting to each Member, by or at the direction of Member(s) calling the meeting. Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except when a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(c) **Participation.** Any Member may participate in a meeting of the Members by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d) **Vote by Proxy.** On any matter that is to be voted on by Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, electronically or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; *provided*, that such right to revocation shall not affect actions taken under such proxy prior to such revocation.

(e) **Conduct of Business.** The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include business to be conducted by Members; *provided*, that the appropriate Members shall have been notified of the meeting in accordance with **Section 3.07(b)**.

Section 3.08 Quorum. A quorum of any meeting of the Members shall require the presence of the Members holding a majority of the issued and outstanding Membership Units held by all Members. Subject to **Section 3.09**, no action at any meeting may be taken by the Members unless the appropriate quorum is present. Subject to **Section 3.09**, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of Members holding a majority of the issued and outstanding Membership Units held by all Members.

Section 3.09 Action Without Meeting. Notwithstanding the provisions of **Section 3.08**, any matter that is to be voted on, consented to or approved by Members may be taken without a meeting, without prior notice and without a vote if consented to, in writing or electronically, by a Member or Members holding not less than a majority of the issued and outstanding Membership Units held by all Members.

Section 3.10 Power of Members. The Members shall have the power to exercise any and all rights or powers granted to Members pursuant to the express terms of this Agreement and the Washington Act. Except as otherwise specifically provided by this Agreement or required by the Washington Act, no Member, in its capacity as a Member, shall have the power to act for or on behalf of, or to bind, the Company.

Section 3.11 No Interest in Company Property. No real or personal property of the Company shall be deemed to be owned by any Member individually, but shall be owned by, and title shall be vested solely in, the Company. Without limiting the foregoing, each Member hereby irrevocably waives during the term of the Company any right that such Member may have to maintain any action for partition with respect to the property of the Company.

ARTICLE IV
CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS

Section 4.01 Initial Capital Contributions. Each Member represents that it has, on or before the date of the attached Members Schedule, made contributions in cash to the Company ("**Capital Contribution**") as set forth opposite such Member's name on the Members Schedule.

Section 4.02 Additional Capital Contributions. No Member shall be required to make any additional Capital Contributions to the Company, and any future Capital Contributions made by any Member shall only be made with the consent of the Members.

Section 4.03 Maintenance of Capital Accounts. The Company shall establish and maintain for each Member a separate capital account (a "**Capital Account**") on its books and records in accordance with this **Section 4.01**. Each Capital Account shall be established and maintained in accordance with the following provisions:

(a) Each Member's Capital Account shall be increased by the amount of: (i) such Member's Capital Contributions, including such Member's initial Capital Contribution; (ii) any income or gain allocated to such Member pursuant to the terms of this Agreement; and (iii) any liabilities of the Company that are assumed by such Member or secured by any property distributed to such Member.

(b) Each Member's Capital Account shall be decreased by: (i) the cash amount or book value of any property distributed to such Member pursuant to the terms of this Agreement; (ii) the amount of any loss or deduction allocated to such Member pursuant to the terms of this Agreement; and (iii) the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

Section 4.04 Succession Upon Transfer. In the event that any Membership Units are transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Membership Units and, subject to **Article V**, shall receive allocations and distributions pursuant to the terms of this Agreement in respect of such Membership Units.

Section 4.05 Negative Capital Accounts. In the event that any Member shall have a deficit balance in its Capital Account, such Member shall have no obligation, during the term of the Company or upon dissolution or liquidation thereof, to restore such negative balance or make any Capital Contributions to the Company by reason thereof, except as may be required by Applicable Law or in respect of any negative balance resulting from a withdrawal of capital or dissolution in contravention of this Agreement.

Section 4.06 No Withdrawal. No Member shall be entitled to withdraw any part of its Capital Account or to receive any distribution from the Company, except as provided in this Agreement. No Member shall receive any interest, salary or drawing with respect to its Capital Contributions or its Capital Account, except as otherwise provided in this Agreement. The Capital Accounts are maintained for the sole purpose of allocating items of income, gain, loss and deduction among the Members and shall have no effect on the amount of any distributions to any Members, in liquidation or otherwise.

Section 4.07 Treatment of Loans From Members. Loans by any Member to the Company shall not be considered Capital Contributions and shall not affect the maintenance of such Member's Capital Account.

Section 4.08 Modifications. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Section 1.704-1(b) of the regulations issued by the United States Department of Treasury and any successor regulations (the "**Treasury Regulations**") pursuant to its authority under the Internal Revenue Code

of 1986 (as amended, the "**Code**"). The Members may modify the manner in which the Capital Accounts, or any increases or decreases to the Capital Accounts, are computed, as the Members determine prudent to comply with the Treasury Regulations.

ARTICLE V
ALLOCATIONS

Section 5.01 Allocations. Except as otherwise provided in this Agreement, income, gains, losses and deductions of the Company shall be allocated among the Members in proportion to their Percentage Interest. Applicable provisions of the Treasury Regulations relating to allocations of income, gains, losses and deductions are hereby incorporated into this Agreement by reference and shall control over any conflicting provision of this Agreement; *provided*, that if any Member's allocation is increased or decreased as a result of the Treasury Regulations, the Members haves the authority to issue special allocations of income, loss, gain, deduction and credit among Members so that, to the extent possible, the net amount of such special allocations shall be equal to the amount that would have been allocated to such Member if the regulatory allocations had not occurred.

Section 5.02 Tax Allocations.

(a) All income, gains, losses and deductions of the Company shall be allocated for federal, state and local income tax purposes so as to reflect as nearly as possible the allocation for such Member's Capital Account. Allocations pursuant to this **Section 5.02** are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of allocations or distributions or other items pursuant to any provisions of this Agreement.

(b) In the event that the Partnership Representative (as defined in **Section 10.01**) determines, after consultation with counsel experienced in income tax matters, that the allocation of any item of Company income, gain, loss or deduction is not specified in this **Article V**, or that the allocation of any item of Company income, gain, loss or deduction hereunder is clearly inconsistent with the Members' economic interests in the Company, then the Members may allocate such income, gain, loss or deduction to reflect such economic interests.

ARTICLE VI
DISTRIBUTIONS

Section 6.01 General. Subject to **Section 6.01**, **Section 6.02** and **Section 6.03**, the Members shall have sole discretion regarding the amounts and timing of distributions to Members, whether in cash, property or securities of the Company and whether by liquidating distribution or otherwise, including by deciding to forego payment of distributions in order to provide for the reasonable business needs of the Company. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if: (i) such distribution would violate any Applicable Law, and/or (ii) such distribution consists of the proceeds of any Change of Control (as defined in **Section 8.04(b)**) and is being made prior to the payment of all of the Company's and the Company Subsidiaries' debts and liabilities to its creditors (including, if

applicable, liabilities or debts owed to Members, or officers or employees of the Company or any Company Subsidiary, and the expenses associated with consummating such Change of Control).

Section 6.02 Priority of Distributions. After making all distributions required for a given fiscal year under **Section 6.03**, all distributions the Members elect to make pursuant to **Section 6.01** shall be made to Members in proportion to their Percentage Interest.

Section 6.03 Tax Advances. Subject to any applicable restrictions on the Company's ability to make distributions under Applicable Law, or any binding agreements between the Company and a third-party lender, and subject to the Members' sole discretion to retain any other amounts necessary to satisfy the Company's obligations, at least five (5) days before each date that federal or state income taxes would be payable by any Member on such Member's allocable portion of income, gains, losses and deductions of the Company, the Company shall use commercially reasonable efforts to distribute cash to such Member in proportion to and to the extent of such Member's estimated tax payments (each, a "**Tax Advance**"). If at any time the total aggregate Tax Advances made to any Member pursuant to this **Section 6.03** exceeds or is less than the federal or state income tax actually paid by such Member, the Company has the authority to adjust any further Tax Advances in proportion to such excess or shortfall. Any Distributions made pursuant to this **Section 6.03** shall be treated for purposes of this Agreement as advances on distributions pursuant to **Section 6.02** and shall reduce, dollar-for-dollar, the amount otherwise distributable to such Member pursuant to **Section 6.02**.

Section 6.04 Tax Withholding; Withholding Advances.

(a) **Tax Withholding.** If requested by the Company, each Member shall deliver to the Company an affidavit that the applicable Member (or its owners, as the case may be) is not subject to withholding under the provisions of any Applicable Law, and any other form or instrument reasonably requested relating to any Member's status under such Applicable Laws. If a Member fails or is unable to deliver to the Company the affidavit described in **Section 6.04(a)**, the Company may withhold amounts from such Member in accordance with **Section 6.04(b)**.

(b) **Withholding Advances.** The Company is hereby authorized at all times to make payments ("**Withholding Advances**") with respect to each Member in amounts required to discharge any obligation of the Company (as determined by the Partnership Representative) to withhold or make payments to any federal, state, local or foreign taxing authority (a "**Taxing Authority**") with respect to any distribution or allocation by the Company of income or gain to such Member and to withhold the same from distributions to such Member. Any funds withheld from a distribution by reason of this **Section 6.04(b)** shall nonetheless be deemed distributed to the Member in question for all purposes under this Agreement and shall be charged against the Member's Capital Account.

(c) **Repayment of Withholding Advances.** Any Withholding Advance made by the Company to a Taxing Authority on behalf of a Member and not simultaneously withheld from a distribution to that Member shall:

(i) be promptly repaid to the Company by the Member on whose behalf the Withholding Advance was made (which repayment by the Member shall not constitute a Capital Contribution, but shall credit the Member's Capital Account if the amount of the Withholding Advance shall have initially been charged to the Capital Account); or

(ii) with the consent of the Members, be repaid by reducing the amount of the next succeeding distribution or distributions to be made to such Member (which reduction amount shall be deemed to have been distributed to the Member, but which shall not further reduce the Member's Capital Account if the amount of the Withholding Advance shall have initially charged to the Capital Account).

(d) **Indemnification.** Each Member hereby agrees to indemnify and hold harmless the Company and the other Members from and against any liability with respect to taxes, interest or penalties which may be asserted by reason of the Company's failure to deduct and withhold tax on amounts distributable or allocable to such Member. The provisions of this **Section 6.04(d)** and the obligations of a Member pursuant to **Section 6.04(c)** shall survive the termination, dissolution, liquidation and winding up of the Company and the withdrawal of such Member from the Company or transfer of its Membership Units. The Company may pursue and enforce all rights and remedies it may have against each Member under this **Section 6.04**, including bringing a lawsuit to collect repayment with interest of any Withholding Advances.

(e) **Overwithholding.** Neither the Company nor the Members shall be liable for any excess taxes withheld in respect of any distribution or allocation of income or gain to a Member. In the event of an overwithholding, a Member's sole recourse shall be to apply for a refund from the appropriate Taxing Authority.

Section 6.05 Distributions in Kind. The Members are hereby authorized, in their sole discretion, to make distributions to the Members in the form of securities or other property held by the Company, subject to such conditions and restrictions as the Members determine are required or advisable to ensure compliance with Applicable Law; *provided*, that Tax Advances shall only be made in cash. In any non-cash distribution, the securities or property so distributed will be distributed among the Members in the same proportion and priority as cash equal to the fair market value of such securities or property would be distributed among the Members pursuant to **Section 6.02**.

ARTICLE VII
MANAGEMENT

Section 7.01 Management by Members. The business and affairs of the Company shall be managed, operated and controlled by or under the direction of the Members. The Members shall have, and is hereby granted, the full and complete power, authority and discretion for, on behalf of and in the name of the Company, to take such actions as it may in its sole discretion deem necessary or advisable to carry out any and all of the objectives and purposes of the Company, subject only to the terms of this Agreement.

Section 7.02 Officers. The Members may appoint individuals as officers of the Company (the "**Officers**") as they deem necessary or desirable to carry on the business of the Company and may delegate to such Officers such power and authority as the Members deem advisable. No Officer need be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his successor is designated by the Members or until his earlier death, resignation or removal. Any Officer may resign at any time upon written notice to the Members. Any Officer may be removed by the Members with or without cause at any time. A vacancy in any office occurring because of death, resignation, removal or otherwise, may, but need not, be filled by the Members. The Company's Officers are listed on **Schedule B**.

From time to time as Officers are appointed, are removed, resign or are otherwise modified, the Company shall revise **Schedule B** to conform to the proper list of Officers. Changes to **Schedule B** contemplated by this **Section 7.03** shall constitute a ministerial act of the Company and not construed as an amendment to this Agreement

Section 7.03 Compensation; No Employment. Each Member and Officer shall be reimbursed for its reasonable out-of-pocket expenses incurred in the performance of its duties as a Member or Officer, pursuant to such policies as from time to time established by the Members. Nothing contained in this **Section 7.03** shall be construed to preclude any Member or Officer from serving the Company in any other capacity and receiving reasonable compensation for such services. This Agreement does not confer upon any Member or Officer any rights with respect to continued employment by the Company, and nothing herein should be construed to have created any employment agreement with any Member or Officer. Notwithstanding the foregoing, a reasonable fee may be paid to any Member and/or Officer to compensate any Member or Officer for the services it provides to the Company.

Section 7.04 No Personal Liability. Except as otherwise provided by Applicable Law or expressly in this Agreement, no Member nor any Officer will be obligated personally for any debt, obligation or liability of the Company, whether arising in contract, tort or otherwise, solely by reason of being a Member or Officer, as applicable.

ARTICLE VIII
TRANSFER

Section 8.01 General Restrictions on Transfer.

(a) Each Member acknowledges and agrees that such Member shall not, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of any Membership Units (a "**Transfer**") without the prior written consent of the Members, which shall be granted in the Members' sole discretion. Notwithstanding the foregoing or anything in this Agreement to the contrary, no transfer of Membership Units to a person not already a Member of the Company shall be deemed completed until the prospective transferee is admitted as a Member of the Company in accordance with **Section 3.01** hereof.

(b) Any transfer or attempted transfer of any Membership Units in violation of this Agreement shall be null and void, no such transfer shall be recorded on the Company's books and the purported transferee in any such transfer shall not be treated (and the purported transferor shall continue be treated) as the owner of such Membership Units for all purposes.

Section 8.02 Permitted Transfers. The provisions of **Section 8.01(a)**, **Section 8.03** and **Section 8.04** (with respect to the Dragging Member only) shall not apply to any of the following transfers by any Member (a "**Permitted Transferee**") of any of its Membership Units ("**Permitted Transfers**"),

(a) if the Member is a legal business entity, to any person who, directly or indirectly, controls, is controlled by, or is under common control with, such Member; or

(b) if the Member is an individual, to any, (i) a trust under which the distribution of Membership Units may be made only to such Member, (ii) a charitable remainder trust, the income from which will be paid to such Member during his life, (iii) a corporation, partnership or limited liability company, wholly-owned by such Member, or (iv) by will or by the laws of intestate succession, to such Member's executors, administrators, testamentary trustees, legatees or beneficiaries; *provided*, that any Member who transfers Membership Units shall remain bound by the covenants of confidentiality found in **Section 9.01**.

Section 8.03 Right of First Refusal.

(a) **Offered Membership Units.** Subject to the terms and conditions specified in **Section 8.01**, **Section 8.02** and this **Section 8.03**, the Company, *first*, and each Member, *second*, shall have a right of first refusal if any other Member (the "**Offering Member**") receives a bona fide offer that the Offering Member desires to transfer all or any portion of its Membership Units (the "**Offered Membership Units**"); *provided, however*, that the Company and the Members shall have no right of first refusal of any kind for transfers that (i) are Permitted Transfers, or (ii) are proposed to be made by a Dragging Member (as defined in **Section 8.04**) or required to be made by a Drag-along Member (defined in **Section 8.04**). As used herein, "**ROFR Rightholders**" shall mean, all Members other than the Offering Member.

(b) **Offer Notice**.

(i) The Offering Member shall, within five (5) business days of receipt of the transfer offer, give written notice (the "**Offering Notice**") to the Company and the ROFR Rightholders stating that it has received a bona fide offer and specifying:

(A) the number of Offered Membership Units to be transferred by the Offering Member;

(B) the proposed date, time and location of the closing of the transfer, which shall not be less than 60 days from the date of the Offering Notice;

(C) the purchase price for the Offered Membership Units (which shall be payable solely in cash) and the other material terms and conditions of the transfer; and

(D) the name of the person who has offered to purchase such Offered Membership Units.

(c) **Exercise of Right of First Refusal**.

(i) Upon receipt of the Offering Member Notice, and in accordance with the procedures set forth in this **Section 8.03**, the Company and each ROFR Rightholder shall have the right to purchase the Offered Membership Units in the following order of priority: *first*, the Company shall have the right to purchase all or any portion of the Offered Membership Units, and *thereafter*, the ROFR Rightholders shall have the right to purchase the Offered Membership Units. Notwithstanding the foregoing, the Company and the ROFR Rightholders may only exercise their right to purchase the Offered Membership Units if no less than all of the Offered Membership Units will be purchased by the Company and/or the ROFR Rightholders.

(ii) The initial right of the Company to purchase any Offered Membership Units shall be exercisable with the delivery of a written notice (the "**Company ROFR Exercise Notice**") by the Company to the Offering Member and the ROFR Rightholders within ten (10) business days of receipt of the Offering Member Notice (the "**Company Option Period**"), stating the number (including where such number is zero) and type of Offered Membership Units the Company elects irrevocably to purchase on the terms and respective purchase prices set forth in the Offering Member Notice.

(iii) If the Company intends to purchase any less than all of the Offered Membership Units, the ROFR Rightholders shall have the right to purchase the remaining Offered Membership Units. For a period of fifteen (15) business days following the receipt of a Company ROFR Exercise Notice (such period, the "**ROFR Rightholder Option Period**"), each ROFR Rightholder shall have the right to elect irrevocably to purchase all or none of its Pro Rata Portion of remaining Offered Membership Units by delivering a written notice to the Company and the Offering Member (a "**Member ROFR Exercise Notice**") specifying its desire to purchase its Pro Rata Portion, on the terms and respective purchase prices set forth in the Offering Member Notice. In addition, each ROFR Rightholder shall include in its Member ROFR Exercise Notice the number of remaining Offered Membership Units that it wishes to purchase if any other ROFR Rightholders do not exercise their rights to purchase their entire Pro Rata Portions.

(iv) The failure of the Company or any ROFR Rightholder to deliver a Company ROFR Exercise Notice or Member ROFR Exercise Notice, respectively, by the end of the Company Option Period or ROFR Rightholder Option Period, respectively, shall constitute a waiver of their respective rights of first refusal under this **Section 8.03** with respect to the transfer of Offered Membership Units, but shall not affect their respective rights with respect to any future transfers.

(d) **Allocation of Remaining Membership Units.** If any ROFR Rightholder elects to purchase less than its entire Pro Rata Portion, the remaining Offered Membership Units shall be allocated for purchase by the ROFR Rightholders who set forth in their Member ROFR Exercise Notices a number of Offered Membership Units that exceeded their respective Pro Rata Portions, in an amount, that is equal to the lesser of:

(i) the number of Offered Membership Units that such Purchasing Rightholder elected to purchase in excess of its Pro Rata Portion; or

(ii) the product of (x) the number of such remaining Offered Membership Units, and (y) a fraction, the numerator of which is the number of Offered Membership Units that such Purchasing Rightholder was permitted to purchase pursuant to clause (i), and the denominator of which is the aggregate number of Offered Membership Units that all Purchasing Rightholders were permitted to purchase pursuant to clause (i).

The process described in this **Section 8.03(d)** shall be repeated until no Offered Membership Units remain or until such time as all ROFR Rightholders have been permitted to purchase all Offered Membership Units that they desire to purchase.

(e) **Consummation of Sale.** If the Company or the ROFR Rightholders have exercised their respective rights to purchase all and not less than all of the Offered Membership Units, then the Offering Member shall sell such Offered Membership Units to the Company or the ROFR Rightholders, and the Company or the ROFR Rightholders, as the case may be, shall purchase such

Offered Membership Units, within sixty (60) days following the expiration of the ROFR Rightholder Option Period (which period may be extended for a reasonable time not to exceed ninety (90) days to the extent reasonably necessary to obtain required approvals or consents from any Governmental Authority). Each Member shall take all actions as may be reasonably necessary to consummate the sale contemplated by this **Section 8.03(e)**, including, entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate. At the closing of any sale and purchase pursuant to this **Section 8.03(e)**, the Offering Member shall deliver to the Company or the participating ROFR Rightholders the Offered Membership Units, free and clear of any liens or encumbrances (other than those contained in this Agreement).

(f) **Sale to Proposed Purchaser.** In the event that the Company or the ROFR Rightholders have not collectively elected to purchase all of the Offered Membership Units, then, to the extent applicable, the Offering Member may transfer all of such Offered Membership Units, at a price not less than specified in the Offering Member Notice and on other terms and conditions which are not materially more favorable in the aggregate to the proposed purchaser than those specified in the Offering Member Notice, but only to the extent that such transfer occurs within ninety (90) days after expiration of the ROFR Rightholder Option Period. Any Offered Membership Units not transferred within such 90-day period will be subject to the provisions of this **Section 8.03** upon subsequent transfer.

Section 8.04 Drag-along Rights.

(a) **Participation.** At any time and subject to the terms of this **Section 8.04**, if one or more Members holding in the aggregate, no less than a majority of all the issued and outstanding Membership Units (the "**Dragging Member**"), proposes to consummate, in one transaction or a series of related transactions (a "**Drag-along Sale**"), a Change of Control (as defined below), the Dragging Member shall have the right to require that each other Member (each, a "**Drag-along Member**") participate in such sale in the manner set forth in **Section 8.04(c)**.

(b) **Change of Control.** For the purposes of this Agreement, "**Change of Control**" means: (i) the sale of all or substantially all of the consolidated assets of the Company and the Company Subsidiaries to any person who, immediately prior to the contemplated transaction, does not directly or indirectly own or have the right to acquire any issued and outstanding Membership Units, or is not a Permitted Transferee (a "**Third-Party Purchaser**"); or (ii) a sale, merger, consolidation, recapitalization or reorganization resulting in no less than a majority of the issued and outstanding Membership Units being held by a Third Party Purchaser.

(c) **Sale of Membership Units**. Subject to compliance with Section 8.04(e):

(i) If the Drag-along Sale is structured as a sale of a majority of the issued and outstanding Membership Units of the Company, then each Drag-along Member shall sell the number of Membership Units equal to the product of (i) the number of applicable Membership Units held by such Drag-along Member, and (ii) a fraction (x) the numerator of which is equal to the number of applicable Membership Units that the Dragging Member proposes to sell in the Drag-along Sale and (y) the denominator of which is equal to the number of Membership Units held by the Dragging Member at such time; and

(ii) If the Drag-along Sale is structured as a sale of all or substantially all of the consolidated assets of the Company and the Company Subsidiaries or as a merger, consolidation,

recapitalization, or reorganization of the Company or other transaction requiring the consent or approval of the Members, then notwithstanding anything to the contrary in this Agreement (including **Section 3.06**), each Drag-along Member shall vote in favor of the transaction and otherwise consent to and raise no objection to such transaction, and shall take all actions to waive any dissenters', appraisal or other similar rights that it may have in connection with such transaction. The Distribution of the aggregate consideration of such transaction shall be made in accordance with **Section 11.03(b)**.

(d) **Sale Notice.** The Dragging Member shall exercise its rights pursuant to this **Section 8.04** by delivering a written notice (the "**Drag-along Notice**") to the Company and each Drag-along Member no more than ten (10) business days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Drag-along Sale and, in any event, no later than twenty (20) business days prior to the closing date of such Drag-along Sale. The Drag-along Notice shall make reference to the Dragging Members' rights and obligations hereunder and shall describe in reasonable detail:

(i) The name of the person or entity to whom such Membership Units are proposed to be sold;

(ii) The proposed date, time and location of the closing of the sale;

(iii) The number of Membership Units to be sold by the Dragging Member, the proposed amount of consideration for the Drag-along Sale and the other material terms and conditions of the Drag-along Sale; and

(iv) A copy of any form of agreement proposed to be executed in connection therewith.

(e) **Conditions of Sale.** The obligations of the Drag-along Members in respect of a Drag-along Sale under this **Section 8.04** are subject to the satisfaction of the following conditions:

(i) The consideration to be received by each Drag-along Member shall be the same form and amount of consideration to be received by the Dragging Member and the terms and conditions of such sale shall, except as otherwise provided in **Section 8.04(e)(ii)**, be the same as those upon which the Dragging Member sells its Membership Units; and

(ii) Each Drag-along Member shall execute the applicable purchase agreement, if applicable, and make or provide the same representations, warranties, covenants, indemnities and agreements as the Dragging Member makes or provides in connection with the Drag-along Sale; *provided*, that all representations, warranties, covenants and indemnities shall be made by the Dragging Member and each Drag-along Member severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the Dragging Member and each Drag-along Member, in each case in an amount not to exceed the aggregate proceeds received by the Dragging Member and each such Drag-along Member in connection with the Drag-along Sale.

(f) **Cooperation.** Each Drag-along Member shall take all actions as may be reasonably necessary to consummate the Drag-along Sale, including, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Dragging Member, but subject to **Section 8.04(e)(ii)**.

(g) **Expenses.** The fees and expenses of the Dragging Member incurred in connection with a Drag-along Sale and for the benefit of all Drag-along Members (it being understood that costs incurred by or on behalf of a Dragging Member for its sole benefit will not be considered to be for the benefit of all Drag-along Members), to the extent not paid or reimbursed by the Company or the Third Party Purchaser, shall be shared by the Dragging Member and all the Drag-along Members on a pro rata basis, based on the consideration received by each such Member; *provided*, that no Drag-along Member shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Drag-along Sale.

ARTICLE IX
COVENANTS

Section 9.01 Confidentiality.

(a) Each Member acknowledges that during the term of this Agreement, it will have access to and become acquainted with trade secrets, proprietary information and confidential information belonging to the Company, the Company Subsidiaries and its Affiliates (as defined below) that are not generally known to the public, including, but not limited to, information concerning business plans, financial statements and other information provided pursuant to this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists or other business documents which the Company, any Company Subsidiary, or Affiliate of the Company treats as confidential, in any format whatsoever (including oral, written, electronic or any other form or medium) (collectively, "**Confidential Information**"). In addition, each Member acknowledges that: (i) the Company has invested, and continues to invest, substantial time, expense and specialized knowledge in developing its Confidential Information; (ii) the Confidential Information provides the Company with a competitive advantage over others in the marketplace; and (iii) the Company would be irreparably harmed if the Confidential Information were disclosed to competitors or made available to the public. Without limiting the applicability of any other agreement to which any Member is subject, no Member shall, directly or indirectly, disclose or use (other than solely for the purposes of such Member monitoring and analyzing his investment in the Company or performing his duties as a Member, Officer, employee, consultant or other service provider of the Company) at any time, including, use for personal, commercial or proprietary advantage or profit, either during his association or employment with the Company or thereafter, any Confidential Information of which such Member is or becomes aware. Each Member in possession of Confidential Information shall take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss and theft. For the purposes of this Agreement, "**Affiliate**" shall mean with respect to any person, any other person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such person.

(b) Nothing contained in **Section 9.01(a)** shall prevent any Member from disclosing Confidential Information: (i) upon the order of any court or administrative agency; (ii) upon the request or demand of any regulatory agency or authority having jurisdiction over such Member; (iii) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories or other discovery requests; (iv) to the extent necessary in connection with the exercise of any remedy hereunder; (v) to other Members; or (vi) to such Member's Representatives

(as defined below) or Affiliates who, in the reasonable judgment of such Member, need to know such Confidential Information and agree to be bound by the provisions of this **Section 9.01** as if a Member; *provided*, that Member shall notify the Company and other Members of the proposed disclosure as far in advance of such disclosure as practicable (but in no event make any such disclosure before notifying the Company and other Members) and use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment satisfactory to the Company, when and if available. For the purposes of this Agreement, "**Representative**" shall mean, with respect to any person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such person.

(c) The restrictions of **Section 9.01(a)** shall not apply to Confidential Information that: (i) is or becomes generally available to the public other than as a result of a disclosure by a Member in violation of this Agreement; (ii) is or becomes available to a Member or any of its Representatives on a non-confidential basis prior to its disclosure to the receiving Member and any of its Representatives in compliance with this Agreement; (iii) is or has been independently developed or conceived by such Member without use of Confidential Information; or (iv) becomes available to the receiving Member or any of its Representatives on a non-confidential basis from a source other than the Company, any other Member or any of their respective Representatives that is not bound by a confidentiality agreement with the Company.

Section 9.02 Other Business Activities. The parties hereto expressly acknowledge and agree that: (i) the Members and their Affiliates are permitted to have, and may presently or in the future have, investments or other business relationships, ventures, agreements or arrangements with entities engaged in the business of the Company, or the Company Subsidiaries, other than through the Company or the Company Subsidiaries (an "**Other Business**"); (ii) the Members and their Affiliates have or may develop a strategic relationship with businesses that are or may be competitive with the Company or the Company Subsidiaries; (iii) none of the Members and their Affiliates will be prohibited by virtue of the Member's investment in the Company from pursuing and engaging in any such activities; (iv) none of the Members and their Affiliates will be obligated to inform the Company or any Member of any such opportunity, relationship or investment (a "**Company Opportunity**") or to present Company Opportunity, and the Company hereby renounces any interest in a Company Opportunity and any expectancy that a Company Opportunity will be offered to it; (v) nothing contained herein shall limit, prohibit or restrict any designee of any Member from serving as an officer, manager, director or other governing body or committee of any Other Business; and (vi) the Members will not acquire, be provided with an option or opportunity to acquire, or be entitled to any interest or participation in any Other Business as a result of the participation therein of any of the Members and their Affiliates.

Section 9.03 Non-Disparagement. During and after the term of this Agreement, none of the Members will (and each will use its best efforts to cause its Affiliates not to) disparage or otherwise speak or write negatively, directly or indirectly, of the Company, or any Company Subsidiary or Affiliate of the Company, and each of their respective Affiliates, directors, officers, shareholders, agents, representatives, employees, attorneys, successors and assigns, including any division, brands or business operated or offered by any of the foregoing, or take any other action to intentionally subject any of the foregoing to ridicule, scandal, reproach, scorn, or indignity.

ARTICLE X
TAX MATTERS

Section 10.01 Partnership Representative.

(a) **Appointment.** The Members hereby appoint Joe Culver as the "partnership representative" (the "**Partnership Representative**") as provided in Code Section 6223(a). The Partnership Representative can be removed at any time by a vote of Members. In the event of the removal of the Partnership Representative, the Members shall select a replacement Partnership Representative. If the removal of the Partnership Representative occurs prior to the effectiveness of the removal under applicable Treasury Regulations or other administrative guidance, the Partnership Representative that has been removed shall not take any actions in its capacity as Partnership Representative except as directed by the Members.

(b) **Tax Examinations and Audits.** The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by Taxing Authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The Partnership Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any Taxing Authority.

(c) **BBA Elections**. To the extent permitted by applicable law and regulations, the Company will annually elect out of the partnership audit procedures enacted under Section 1101 of the Bipartisan Budget Act of 2015 (as amended, the "**BBA**"). For any year in which applicable law and regulations do not permit the Company to elect out of the BBA procedures, then within forty-five (45) days of any notice of final partnership adjustment, the Company will elect the alternative procedure under Code Section 6226, and furnish to the Internal Revenue Service and each Member during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d) **Tax Returns and Tax Deficiencies**. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and taxes imposed pursuant to Code Section 6226) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member as provided in Section 6.03(c).

(e) **Income Tax Elections**. Except as otherwise provided herein, the Partnership Representative shall have sole discretion to make any determination regarding income tax elections it deems advisable on behalf of the Company.

Section 10.02 Tax Returns. At the expense of the Company, the Members (or any Officer that the Members may designate) shall endeavor to cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all

other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each fiscal year, the Members or designated Officer will cause to be delivered to each person who was a Member at any time during such fiscal year, IRS Schedule K-1 to Form 1065 and such other information with respect to the Company as may be necessary for the preparation of such person's federal, state and local income tax returns for such fiscal year.

ARTICLE XI
DISSOLUTION AND LIQUIDATION

Section 11.01 Events of Dissolution. The Company shall be dissolved and is affairs wound up only upon the occurrence of any of the following events:

(a) The determination of the Members to dissolve the Company;

(b) The sale, exchange, involuntary conversion, or other disposition or transfer of all or substantially all the assets of the Company; or

(c) The entry of a decree of judicial dissolution under the Washington Act.

Section 11.02 Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in **Section 11.01** occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in **Section 11.03** and the Certificate of Formation shall have been cancelled as provided in **Section 11.04**.

Section 11.03 Liquidation. If the Company is dissolved pursuant to **Section 11.01**, the Company shall be liquidated and its business and affairs wound up in accordance with the Washington Act and the following provisions:

(a) **Accounting.** As promptly as possible after dissolution and again after final liquidation, the Members shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed.

(b) **Distribution of Proceeds.** The Members shall liquidate the assets of the Company and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:

(i) *First*, to the payment of all of the Company's and its subsidiaries' debts and liabilities to its creditors (including, if applicable, liabilities or debts owed to Members, or officers or employees of the Company or any Company Subsidiary) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii) *Second*, to the establishment of and additions to reserves that are determined by the Members in its sole discretion to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii) *Third*, to the Members as distributions are made under **Section 6.02**.

(c) **Discretion of Liquidator.** Notwithstanding the provisions of **Section 11.03(b)**, but subject to the order of priorities set forth in **Section 11.03(b)**, if upon dissolution of the Company the Members determine that an immediate sale of part or all of the Company's assets would be impractical or could cause undue loss to the Members, the Members may defer the liquidation of any assets except those necessary to satisfy Company liabilities and reserves, and may, in their absolute discretion, distribute to the Members, in lieu of cash, as tenants in common and in accordance with the provisions of **Section 11.03(b)**, undivided interests in such Company assets as the Members deem not suitable for liquidation. Any such distribution in kind will be subject to such conditions relating to the disposition and management of such properties as the Members deem reasonable and equitable and to any agreements governing the operating of such properties at such time. For purposes of any such distribution, any property distributed will be valued at its fair market value.

Section 11.04 Cancellation of Certificate. Upon completion of the distribution of the assets of the Company as provided in **Section 11.03(b)** hereof, the Company shall be terminated and the Members shall cause the cancellation of the Certificate of Formation in the State of Washington and of all qualifications and registrations of the Company as a foreign limited liability company in jurisdictions other than the State of Washington and shall take such other actions as may be necessary to terminate the Company.

Section 11.05 Survival of Rights, Duties and Obligations. Dissolution, liquidation, winding up or termination of the Company shall not release any party from any loss which at the time of such dissolution, liquidation, winding up or termination already had accrued or which thereafter may accrue in respect of any act or omission prior to such dissolution, liquidation, winding up or termination. None of the foregoing shall replace, diminish or otherwise adversely affect any Member's right to indemnification pursuant to **Section 12.03**.

Section 11.06 Recourse for Claims. Each Member shall look solely to the assets of the Company for all distributions with respect to the Company, such Member's Capital Account, and such Member's share of income, gain, loss and deduction, and shall have no recourse therefor (upon dissolution or otherwise) against any other Member.

ARTICLE XII
EXCULPATION AND INDEMNIFICATION

Section 12.01 Covered Persons. As used herein, the term "**Covered Person**" shall mean (i) each Member, (ii) each officer, director, shareholder, partner, member, controlling Affiliate, employee, agent or representative of each Member, and each of their controlling Affiliates, and (iii) each Officer, employee, agent or representative of the Company.

Section 12.02 Liabilities and Duties of Covered Persons.

(a) **Limitation of Liability.** This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each of the Members and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by Applicable Law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a

Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b) **Duties.** Whenever in this Agreement a Covered Person is permitted or required to make a decision (including a decision that is in such Covered Person's "discretion" or under a grant of similar authority or latitude), the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other Applicable Law.

Section 12.03 Indemnification.

(a) **Indemnification.** To the fullest extent permitted by the Washington Act, the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "**Losses**") to which such Covered Person may become subject by reason of:

(i) Any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company, any Company Subsidiary, any Member or any direct or indirect Affiliate of the foregoing in connection with the business of the Company; or

(ii) The fact that such Covered Person is or was acting in connection with the business of the Company or any Company Subsidiary as a partner, member, stockholder, director, officer, employee or agent of the Company, any Company Subsidiary, any Member, or any of their respective controlling Affiliates;

provided, that (x) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and the any Company Subsidiaries and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (y) such Covered Person's conduct did not constitute fraud, willful misconduct, or violation of this Agreement in either case as determined by a final, nonappealable order in accordance with the dispute resolution provisions set forth in **Article XIII**. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b) **Reimbursement.** The Company shall promptly reimburse (or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this **Section 12.03**; *provided*, that if it is finally judicially determined that

such Covered Person is not entitled to the indemnification provided by this **Section 12.03**, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c) **Entitlement to Indemnity.** The indemnification provided by this **Section 12.03** shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this **Section 12.03** shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this **Section 12.03** and shall inure to the benefit of the executors, administrators, legatees and distributees of such Covered Person.

(d) **Insurance.** To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Members may determine. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e) **Savings Clause.** If this **Section 12.03** or any portion hereof shall be invalidated on any ground by any court, arbitrator or other tribunal, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this **Section 12.03** to the fullest extent permitted by any applicable portion of this **Section 12.03** that shall not have been invalidated and to the fullest extent permitted by Applicable Law.

Section 12.04 Survival. The provisions of this **Article XII** shall survive the dissolution, liquidation, winding up and termination of the Company.

ARTICLE XIII
MISCELLANEOUS

Section 13.01 Expenses. Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with the preparation and execution of this Agreement, or any amendment or waiver hereof, shall be paid by the party incurring such costs and expenses.

Section 13.02 Further Assurances. In connection with this Agreement and the transactions contemplated hereby, the Company and each Member hereby agrees, at the request of the Company or any other Member, to execute and deliver such additional documents, instruments, conveyances and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

Section 13.03 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours

of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the addresses specified for the Members on the Members Schedule, or for the Company at such address as shall be specified.

Section 13.04 Severability. If any term or provision of this Agreement is held to be invalid, illegal or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible.

Section 13.05 Entire Agreement. This Agreement, together with the Certificate of Formation, the Contribution Agreement, and any applicable Joinder Agreements, and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

Section 13.06 Interpretation. For purposes of this Agreement, (a) the words "include," "includes" and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive, and (c) the word "person" means any individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity (including its permitted successors and assigns). The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Schedules and Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

Section 13.07 Successors and Assigns. Subject to the restrictions on transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and assigns.

Section 13.08 No Third-party Beneficiaries. Except as provided in **Article XII**, which shall be for the benefit of and enforceable by Covered Persons, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, successors and assigns) and nothing herein, express or implied, is intended to or shall confer upon any other person, including any creditor of the Company, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 13.09 Amendment. No provision of this Agreement may be amended or modified except by an instrument in writing executed by the Company and Members holding a majority of the issued and outstanding Membership Units. Any such written amendment or modification will be binding upon the Company and each Member; *provided*, that an amendment or modification modifying the rights or obligations of any Member in a manner that is disproportionately adverse to such Member relative to the rights of other Members, shall in each case be effective only with that

Member's consent. Notwithstanding the foregoing, amendments to the Members Schedule or Officers Schedule following any new issuance, reservation, redemption, repurchase or transfer of Membership Units or change in Officers in accordance with this Agreement may be made by the Officers of the Company without the consent of or execution by the Members.

Section 13.10 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. For the avoidance of doubt, nothing contained in this **Section 13.10** shall diminish any of the explicit and implicit waivers described in this Agreement, including in **Section 3.07(e)**, **Section 8.03(c)(iv)** and **Section 13.13** hereof.

Section 13.11 Governing Law. All issues and questions concerning the application, construction, validity, interpretation and enforcement of this Agreement shall be governed by and construed in accordance with the laws of the State of Washington, without giving effect to any choice or conflict of law provision or rule (whether of the State of Washington or any other jurisdiction) that would cause the application of laws of any other jurisdiction.

Section 13.12 Arbitration. All controversies, disputes, or claims between the parties arising out of or related to this Agreement and/or the Membership Units must be submitted for binding arbitration on demand to the American Arbitration Association. The arbitration proceedings will be conducted by one arbitrator and, except as provided in this **Section 13.12**, according to the then-current Commercial Arbitration Rules of the American Arbitration Association. All proceedings will be conducted in Issaquah, Washington. Judgment upon the arbitrator's award may be entered in any court of competent jurisdiction and the parties will be bound thereby. Despite the foregoing agreement to arbitrate, the Company shall be entitled to seek temporary or preliminary injunctive relief or retraining orders from a court of competent jurisdiction under **Section 13.14**; provided, the Company contemporaneously submits the dispute, disagreement and/or controversy for arbitration as provided in this **Section 13.12**.

Section 13.13 Waiver of Jury Trial. Each party hereto hereby acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby.

Section 13.14 Equitable Remedies. Each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available.

Section 13.15 Attorneys' Fees. In the event that any party hereto institutes any legal suit, action or proceeding, including arbitration, against another party in respect of a matter arising out of or relating to this Agreement, the prevailing party in the suit, action or proceeding shall be entitled to receive, in addition to all other damages to which it may be entitled, the costs incurred by such party in conducting the suit, action or proceeding, including reasonable attorneys' fees and expenses and other costs.

Section 13.16 Remedies Cumulative. The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise, except to the extent expressly provided in **Section 12.02** to the contrary.

Section 13.17 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.

COMPANY:

ETF GLOBAL, LLC

Sign: ______________________

Name: Joe Culver

Title: Chief Executive Officer

MEMBERS:

ETF FITNESS, LLC

Sign ______________________

Name: Joe Culver

Title: Chief Executive Officer

AWC GROUP, LLC

Sign: ______________________

Name: Aaron Culver

Title: Managing Member

MICHAEL LAUER

Sign: ______________________

EXHIBIT A

FORM OF JOINDER AGREEMENT

JOINDER TO OPERATING AGREEMENT
OF
ETF GLOBAL, LLC

THIS JOINDER TO OPERATING AGREEMENT (this "**Joinder**"), dated___________, is by and between **ETF GLOBAL, LLC**, a Washington limited liability company (the "**Company**"), and ____, a ____ (the "**New Member**").

1. The Company and all existing members of the Company are parties to that certain Operating Agreement of the Company dated _____________ (the "**Agreement**"). The terms of the Agreement require that any new member of the Company must, among other things, become a party to the Agreement. All capitalized terms not defined in this Joinder shall have the meanings ascribed to them in the Agreement.

2. The New Member hereby joins in and agrees to be bound by the Agreement as though it were an original Member and thus subject to all terms and conditions of the Agreement applicable to each Member of the Company. The New Member agrees that, all rights granted by or to, and all obligations, representations, warranties and covenants made or undertaken by, Members under the Agreement shall as of the date hereof apply to the New Member with respect to and to the extent described in the Agreement. This Joinder is binding upon the New Member and is for the benefit of the Company and all of its members.

[NEW MEMBER]

Sign: ____
Name: ____
Title: ____
Date: ____

Acknowledged and agreed by:

ETF GLOBAL, LLC

Sign: ____
Name: ____
Title: ____
Date: ____

SCHEDULE A
MEMBERS SCHEDULE

As of DECEMBER 31, 2019

Member Name and Address	Issued Membership Units	Percentage Interest	Reserved for Issuance
Joe Culver [redacted]	300	33.0%	0
Bryan Clay [redacted]	300	33.0%	0
PGF Ventures, LLC [redacted]	100	11.0%	0
AWC Group, LLC [redacted]	100	11.0%	0
Michael Lauer [redacted]	35	3.8%	0
Robert Brown [redacted]	0	0%	84
356 Ventures LLC [redacted]	45	4.9%	0
Frog Talk LLC [redacted]	30	3.3%	0
Jesse Curry [redacted]	0	0%	5
Amy Bickler [redacted]	0	0%	1
Total Units:	**910**	**100%**	**90**
Total Fully Diluted:			**1000**

SCHEDULE B
OFFICER SCHEDULE

As of JANUARY 25, 2019

Officer Name	**Title**
Joe Culver	President and Chief Executive Officer
Bryan Clay	Chief Brand Officer
Aaron Culver	Chief Operating Officer